

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Luis Merchan
Chief Executive Officer
Flora Growth Corp.
65 Queen Street West, Suite 900
Toronto, Ontario M5H 2M5

> **Re: Flora Growth Corp.**
> **Registration Statement on Form F-1**
> **Filed February 11, 2021**
> **File No. 333-252996**

Dear Mr. Merchan:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1

Use of Proceeds, page 41

1. Please revise to clarify whether you will be able to complete the construction of the Research Technology and Processing Center and complete the Quipropharma customization with the proceeds from this offering. If the anticipated proceeds will not be sufficient, please disclose how you intend to raise the additional funds needed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rebecca G. DiStefano, Esq.